UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Adient plc
(Exact name of registrant as specified in its charter)

Ireland	001-37757	98-1328821
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3 Dublin Landings, North Wall Quay, Dublin 1, Ireland D01 H104
(Address of principal executive offices)

Gregory S. Smith
Senior Vice President and Chief Accounting Officer
734-254-5000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[x]  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
[ ]  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for fiscal year ended ___________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
A copy of Adient plc’s Conflict Minerals Report for the reporting period from January 1, 2024 to December 31, 2024 is provided as Exhibit 1.01 hereto and is publicly available at https://adient.portal.covisint.com/adient_en_US/Accordion/Corporate%20Responsibilities.page.

Item 1.02 Exhibit

See Item 3.01 of this Form.

Section 2 - Resource Extraction Issuer Disclosure and Report

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Adient plc
Date: May 29, 2025	By:	/s/ Gregory S. Smith
	Name:	Gregory S. Smith
	Title:	Senior Vice President and Chief Accounting Officer